UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Ricardo Gómez Barredo

Calle Azul, 4

28050 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No    ☒

PAGE

ITEM 1.	RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2016	1

ITEM 1. RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2016

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA, unless otherwise indicated or the context otherwise requires.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under “Operating and Financial Review and Prospects” identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	weak economic growth or recession in the countries where we operate;

•	deflation, mainly in Europe, or significant inflation, such as the significant inflation recently experienced by Venezuela and Argentina;

•	changes in foreign exchange rates, such as the recent local currency devaluations in Venezuela and Argentina, as they result in changes in the reported earnings of the Group’s subsidiaries outside the Eurozone, and their assets, including their risk-weighted assets, and liabilities;

•	a lower interest rate environment, including a prolonged period of negative interest rates in some areas where we operate, which could lead to decreased lending margins and lower returns on assets; or a higher interest rate environment, including as a result of an increase in interest rates by the Federal Reserve, which could affect consumer debt affordability and corporate profitability;

•	any further tightening of monetary policies, including to address upward inflationary pressures in Latin America, which could endanger a still tepid and fragile economic recovery and make it more difficult for customers of the Group’s mortgage and consumer loan products to service their debts;

•	adverse developments in the real estate market, especially in Spain, Mexico, the United States and Turkey, given the Group’s exposures to such markets;

•	poor employment growth and structural challenges restricting employment growth, such as in Spain, where unemployment has remained relatively high, which may negatively affect household income levels of the Group’s retail customers and may adversely affect the recoverability of the Group’s retail loans, resulting in increased loan losses;

•	lower oil prices, which could particularly affect producing areas, such as Venezuela, Mexico, Texas or Colombia, to which the Group is materially exposed;

•	uncertainties arising from the results of election processes and political developments in the different geographies in which we operate, such as Spain and the Spanish region of Catalonia, which may ultimately result in changes in laws, regulations and policies;

•	the exit by the United Kingdom (or any other EU Member State) from the European Monetary Union (EMU), which may materially adversely affect the European and global economy, result in changes in laws or regulation, affect the pace of policy change in Europe and substantially disrupt capital, interbank, banking and other markets, among other effects;

•	an eventual government default on public debt, which could affect the Group primarily in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is generally high in several countries in which the Group operates;

•	changes in applicable laws and regulations, including increased capital and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union;

•	adverse developments in emerging countries, in particular countries in Latin America where we operate and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policies;

•	uncertainties arising from the July 2016 failed military coup in Turkey which could lead to changes in laws, higher risk perception of the country and a material adverse impact on its economy, including as a result of a loss of tourism;

•	our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•	the outcome of governmental, legal or arbitration proceedings; and

•	weaknesses or failures in our Group’s internal processes, systems (including information technology systems) and security.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

The interim financial information included in this report on Form 6-K is unaudited and does not comply with IAS 34 “Interim Financial Reporting”.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Unless otherwise stated, any reference to loans refers to both loans and advances.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

SELECTED CONSOLIDATED FINANCIAL DATA

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies. For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Consolidated Statement of Income Data
Interest and similar income	6,859	5,197	32.0
Interest and similar expenses	(2,707)	(1,744)	55.2
Net interest income	4,152	3,453	20.2
Dividend income	45	42	7.1
Share of profit or loss of entities accounted for using the equity method	7	88	(92.0)
Fee and commission income	1,634	1,359	20.2
Fee and commission expenses	(473)	(332)	42.5
Net gains(losses) on financial assets and liabilities	56	443	(87.4)
Net exchange differences	302	347	(13.0)
Other operating income	1,326	1,188	11.6
Other operating expenses	(1,259)	(1,119)	12.5
Gross income	5,788	5,469	5.8
Administration costs	(2,830)	(2,385)	18.7
Depreciation and amortization	(344)	(282)	22.0
Provisions (net)	(181)	(228)	(20.6)
Impairment losses on financial assets (net)	(1,033)	(1,086)	(4.9)
Net operating income	1,400	1,487	(5.9)
Impairment losses on other assets (net)	(44)	(52)	(15.4)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	18	30	(40.0)

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Negative goodwill	—	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(36)	693	n.m. (1)
Operating profit before tax	1,338	2,159	(38.0)
Income tax	(362)	(520)	(30.4)
Profit from continuing operations	976	1,639	(40.5)
Profit from discontinued operations (net)	—	—	—
Profit	976	1,639	(40.5)
Profit attributable to parent company	709	1,536	(53.8)
Profit attributable to non-controlling interests	266	103	158.3

	(In Euros)
Per share/ADS(2) Data
Profit from continuing operations	976	1,639
Diluted profit attributable to parent company (3)	0.10	0.23
Basic profit attributable to parent company	0.10	0.23
Dividends declared (In Euros)	0.08	0.08
Dividends declared (In U.S. dollars)	0.09	0.09
Number of shares outstanding (at period end)	6,480,357,925	6,305,238,012

(1)	Not meaningful
(2)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April and October 2015, excluding the weighted average number of treasury shares during the period (6,368 million in the three months ended March 31, 2016 and 6,300 million in the three months ended March 31, 2015).

	As of March 31, 2016	As of December 31, 2015	As of March 31, 2015
	(In Millions of Euros, except Percentages)
Consolidated Balance Sheet Data
Total assets	740,947	750,078	651,802
Net assets	54,516	55,439	52,366
Common stock	3,120	3,120	3,050
Loans and receivables (net)	453,325	457,644	382,810
Customer deposits	408,971	403,069	327,167
Debt certificates and subordinated liabilities	75,071	82,274	72,653
Non-controlling interest	8,132	8,149	1,692
Total equity	54,516	55,439	52,366
Credit quality data
Loan loss reserve (1)	17,335	18,752	14,079
Loan loss reserve as a percentage of total loans and receivables (net)	4.00%	4.10%	3.68%
Non-performing asset ratio (NPA ratio) (2)	5.32%	5.43%	5.60%

(1)	Represents impairment losses on loans and receivables to credit institutions, loans and advances to customers and debt securities.
(2)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, Turkish lira, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuerte and Peruvian new soles. For example, if Latin American currencies, the Turkish lira or the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same relative to the prior period. By contrast, the appreciation of Latin American currencies, the Turkish lira or the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our financial results as reported in this Form 6-K. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the Turkish lira and the U.S. dollar against the euro, expressed in local currency per €1.00 for the three months ended March 31, 2016 and 2015 respectively, and as of March 31, 2016 and December 31, 2015 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the Three Months Ended March 31, 2016	For the Three Months Ended March 31, 2015	As of March 31, 2016	As of December 31, 2015
Mexican peso	19.8954	16.8274	19.5902	18.9147
U.S. dollar	1.1022	1.1261	1.1385	1.0887
Argentine peso	15.9289	9.7799	16.6412	14.1267
Chilean peso	773.40	703.23	768.64	769.8229
Colombian peso	3,584.23	2,777.78	3,436.43	3,424.6575
Peruvian new sol	3.8019	3.4433	3.7825	3.7092
Venezuelan bolivar fuerte	735.8352	207.5981	735.8352	469.4836
Turkish lira	3.2465	2.7731	3.2118	3.1765

During the three months ended March 31, 2016 all of the above currencies depreciated against the euro in average terms, except for the U.S. dollar, compared to the three months ended March 31, 2015. With respect to period-end exchange rates, there was a period-on-period depreciation of all the above currencies against the euro, except for the Chilean peso. The overall effect of changes in exchange rates was negative both for the period-on-period comparison of the Group’s income statement and its balance sheet.

Consolidation of Garanti

On November 19, 2014, the Group signed agreements with Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk to acquire 62,538,000,000 additional shares of Garanti Bankası A.Ş. (“Garanti”) in the aggregate (equivalent to 14.89% of the capital of Garanti). Since the closing of this acquisition in July 2015, we hold 39.90% of Garanti’s share capital and consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity.

As a result of the above, in the three months ended March 31, 2015 the results of operations of Garanti were accounted for using the equity method, whereas in the three months ended March 31, 2016 we have fully consolidated Garanti’s results in our consolidated financial statements.

Acquisition of Catalunya Banc

On April 24, 2015, once the necessary authorizations had been obtained and all the agreed conditions precedent had been fulfilled, BBVA acquired 1,947,166,809 shares of Catalunya Banc, S.A. (approximately 98.4% of its share capital) for a price of approximately €1,165 million.

As a result of the above, in the three months ended March 31, 2016 we have fully consolidated the results of Catalunya Banc, S.A. (“Catalunya Banc”) in our consolidated financial statements (while none of its results were consolidated in the three months ended March 31, 2015).

BBVA Group Results of Operations for the Three Months Ended March 31, 2016 and 2015

The Group’s consolidated income statements for the three months ended March 31, 2016 and 2015 are shown below:

	For the Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Interest and similar income	6,859	5,197	32.0
Interest expense and similar charges	(2,707)	(1,744)	55.2

Net interest income	4,152	3,453	20.2

Dividend income	45	42	7.1
Share of profit or loss of entities accounted for using the equity method	7	88	(92.0)
Fee and commission income	1,634	1,359	20.2
Fee and commission expenses	(473)	(332)	42.5
Net gains (losses) on financial assets and liabilities	56	443	(87.4)
Net exchange differences	302	347	(13.0)
Other operating income	1,326	1,188	11.6
Other operating expenses	(1,259)	(1,119)	12.5
Gross income	5,788	5,469	5.8
Administration costs	(2,830)	(2,385)	18.7
Personnel expenses	(1,669)	(1,405)	18.8
General and administrative expenses	(1,161)	(980)	18.5
Depreciation and amortization	(344)	(282)	22.0
Provisions (net)	(181)	(228)	(20.6)
Impairment losses on financial assets (net)	(1,033)	(1,086)	(4.9)
Net operating income	1,400	1,487	(5.9)
Impairment losses on other assets (net)	(44)	(52)	(15.4)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	18	30	(40.0)
Negative goodwill	—	—	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(36)	693	(105.2)

Operating profit before tax	1,338	2,159	38.0

Income tax	(362)	(520)	(30.4)

Profit from continuing operations	976	1,639	(40.5)

Profit from discontinued operations (net)	—	—	n.m. (1)

Profit	976	1,639	(40.5)

Profit attributable to parent company	709	1,536	(53.8)
Profit attributable to non-controlling interests	266	103	158.3

(1)	Not meaningful.

Net interest income

The following table summarizes the principal components of net interest income for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Interest and similar income	6,859	5,197	32.0
Interest expense and similar charges	(2,707)	(1,744)	55.2

Net interest income	4,152	3,453	20.2

Net interest income for the three months ended March 31, 2016 amounted to €4,152 million, a 20.2% increase compared with the €3,453 million recorded for the three months ended March 31, 2015, mainly as a result of the change in the consolidation method of Garanti and increased activity and overall maintenance of spreads in United States, Mexico and South America, which more than offset the negative impact of exchange rates (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”) and the slight downturn in the banking activity in Spain and the Rest of Eurasia segment, where the lower yield on loans was not offset by lower cost of funding, which resulted in the narrowing of customer spreads in such regions.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the three months ended March 31, 2016 amounted to €7 million, a 92.0% decrease compared with the €88 million recorded for the three months ended March 31, 2015. This decrease was mainly attributable to the fact that in the three months ended March 31, 2015 the results of operations of Garanti were accounted for using the equity method, whereas in the three months ended March 31, 2016 we have fully consolidated Garanti’s results in our consolidated financial statements. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Consolidation of Garanti”.

Fee and commission income

The breakdown of fee and commission income for the three months ended March 31, 2016 and 2015 is as follows:

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Bills receivables	13	18	(27.8)
Current accounts	114	85	34.1
Credit and debit cards	631	449	40.5
Checks	50	57	(12.3)
Transfers and others payment orders	136	90	51.1
Insurance product commissions	42	23	82.6
Commitment fees	70	44	59.1
Contingent risks	100	78	28.2
Asset Management	212	163	30.1
Securities fees	78	70	11.4
Custody securities	31	78	(60.3)
Other	157	204	(23.0)

Total	1,634	1,359	20.2

Fee and commission income increased by 20.2% to €1,634 million for the three months ended March 31, 2016 from €1,359 million for the three months ended March 31, 2015, mainly as a result of the change in the consolidation method of Garanti and the acquisition of Catalunya Banc and, to a lesser extent, due to higher revenues from insurance and credit and debit cards commissions, which more than offset the adverse impact of regulatory limitations on fees and commissions and exchange rates.

Fee and commission expenses

The breakdown of fee and commission expenses for the three months ended March 31, 2016 and 2015 is as follows:

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Commissions for selling insurance	15	19	(21.1)
Credit and debit cards	312	202	54.5
Transfers and others payment orders	26	19	36.8
Other fees and commissions	120	93	29.0

Total	473	332	42.5

Fee and commission expenses increased by 42.5% to €473 million for the three months ended March 31, 2016 from €332 million for the three months ended March 31, 2015, mainly as a result of the change in the consolidation method of Garanti, the acquisition of Catalunya Banc and increased fee and commission expenses in emerging countries, primarily in Turkey and South American countries, where commission expenses relating to the use credit cards have grown as a result of increased activity. This increase more than offset the impact of the depreciation of the main currencies that affect the Group’s financial results.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities decreased by 87.4% to €56 million for the three months ended March 31, 2016 from €443 million for the three months ended March 31, 2015, due mainly to lower ALCO portfolio sales in Spain and United States.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Gains or losses on financial assets and liabilities held for trading, net	(109)	88	n.m. (1)
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	10	10	—
Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	155	344	(54.9)
Available-for-sale financial assets	138	335	(58.8)
Loans and receivables	32	12	166.7
Other	(15)	(3)	n.m. (1)

Net gains (losses) on financial assets and liabilities	56	443	(87.4)

(1)	Not meaningful.

Net exchange differences decreased from €347 million for the three months ended in March 31, 2015 to €302 million for the three months ended in March 31, 2016.

Other operating income and expenses

Other operating income for the three months ended March 31, 2016 increased to €1,326 million, compared with the €1,188 million recorded for the three months ended March 31, 2015, mainly as a result of the change in the consolidation method of Garanti and the incorporation of Catalunya Banc, which more than offset the adverse impact of exchange rates.

Other operating expenses for the three months ended March 31, 2016 amounted to €1,259 million, compared with the €1,119 million recorded for the three months ended March 31, 2015, mainly as a result of the change in the consolidation method of Garanti, the incorporation of Catalunya Banc and the associated integration costs, the high level of inflation in some regions where we operate and the fact that, with respect to certain investment plans that are underway in countries whose currency has depreciated (mainly Turkey, Mexico and South America), there are certain cost items denominated in dollars or euros.

Administration costs

Administration costs for the three months ended March 31, 2016 were €2,830 million, an 18.7% increase compared with the €2,385 million recorded for the three months ended March 31, 2015, mainly as a result of the change in the consolidation method of Garanti and the incorporation of Catalunya Banc and its associated integration costs and, to a lesser extent, the impact of inflation and the appreciation of the U.S. dollar.

The table below provides a breakdown of personnel expenses for the three months ended March 31, 2016 and 2015.

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Wages and salaries	1,293	1,072	20.6
Social security costs	203	172	18.0
Transfers to internal pension provisions	24	22	9.1
Contributions to external pension funds	18	20	(10.0)
Other personnel expenses	131	118	11.0

Personnel expenses	1,669	1,405	18.8

Personnel expenses increased from €1,405 million for the three months ended March 31, 2015 to €1,669 million for the three months ended March 31, 2016, mainly due to the change of the consolidation method of Garanti and the incorporation of Catalunya Banc.

The table below provides a breakdown of general and administrative expenses for the three months ended March 31, 2016 and 2015:

	For the Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Technology and systems	160	139	15.1
Communications	78	60	30.0
Advertising	58	46	26.1
Property, fixtures and materials	274	226	21.2
Of which:
Rent expenses	160	121	32.2
Taxes other than income tax	130	106	22.6
Other expenses	461	403	14.4

General and administrative expenses	1,161	980	18.5

General and administrative expenses increased from €980 million for the three months ended March 31, 2015 to €1,161 million for the three months ended March 31, 2016, mainly as a result of higher expenses in premises and communications due to the change of the consolidation method of Garanti and the incorporation of Catalunya Banc and its associated integration costs.

Depreciation and amortization

Depreciation and amortization for the three months ended March 31, 2016 was €344 million, compared with the €282 million recorded for the three months ended March 31, 2015, mainly as a result of the change of the consolidation method of Garanti and the incorporation of Catalunya Banc.

Provisions (net)

Provisions (net) for the three months ended March 31, 2016 was €181 million, a 20.6% decrease compared with the €228 million recorded for the three months ended March 31, 2015, mainly due to the impact of exchange rates and lower provisions for contingent liabilities and contributions to pension funds.

Impairment losses on other assets (net)

Impairment losses on financial assets (net) for the three months ended March 31, 2016 were €1,033 million, a 4.9% decrease compared with the €1,086 million loss recorded for the three months ended March 31, 2015. This decrease was mainly attributable to the impact of exchange rates. Impairment losses on financial assets decreased in the Eurozone while there was a limited increase in the rest of the regions where we operate, generally in line with the growth in activity.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the three months ended March 31, 2016 amounted to €18 million, compared with the €30 million gain recorded for the three months ended March 31, 2015.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the three months ended March 31, 2016 was a loss of €36 million, compared with the €693 million gain recorded for the three months ended March 31, 2015. The gain in the three months ended March 31, 2015 related mainly to capital gains from the sale of the 6.34% stake in China CITIC Bank Corporation Limited (CNCB) during such period.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the three months ended March 31, 2016 amounted to €1,338 million, compared with the €2,159 million operating profit before tax recorded for the three months ended March 31, 2015.

Income tax

Income tax for the three months ended March 31, 2016 was an expense of €362 million, a 30.4% decrease compared with the €520 million expense recorded for the three months ended March 31, 2015, mainly as a result of the lower operating profit before tax.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the three months ended March 31, 2016 amounted to €976 million, compared with the €1,639 million recorded for the three months ended March 31, 2015.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company for the three months ended March 31, 2016 amounted to €709 million, compared with the €1,536 million recorded for the three months ended March 31, 2015.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the three months ended March 31, 2016 amounted to €266 million, compared with the €103 million profit attributable to non-controlling interests recorded for the three months ended March 31, 2015, mainly as a result of the change in the consolidation method of Garanti. A significant portion of our profit from continuing operations is attributable to our 100% consolidation of Garanti, but as we hold only 39.90% of this entity, the majority of its profit from continuing operations is allocable to its other shareholders and is reflected in this line item.

B. Capital

Based on the framework of Basel III, we estimate that as of March 31, 2016 our consolidated Tier 1 risk-based capital ratio was 12.1% and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 15.0%.

C. Results of Operations by Operating Segment for the Three Months Ended March 31, 2016 and 2015

The reporting structure of the BBVA Group’s operating segments is as follows:

•	Banking Activity in Spain, which includes: (i) the Spanish Retail Network, which includes the segments of individual customers, private banking, small companies and businesses in the domestic market; (ii) Corporate and Business Banking (CBB), which manages small and medium sized enterprises (SMEs), companies and corporations, public institutions and developer segments; (iii) Corporate & Investment Banking (C&IB), which is responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and (iv) other units, which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds. In addition, Banking Activity in Spain includes certain loans and advanced portfolios, finance and structural euro balance sheet positions.

•	Real Estate Activity in Spain, which provides specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes primarily lending to real estate developers and foreclosed real estate assets.

•	Turkey, which reflects BBVA’s stake in the Turkish bank Garanti. Following management criteria, assets and liabilities have been proportionally integrated based on our 25.01% interest in Garanti until July 2015 (including for the three months ended March 31, 2015), when the acquisition referred to in “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Consolidation of Garanti” was completed and we began to fully consolidate the Garanti group (100%).

•	Rest of Eurasia, which includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

•	Mexico, which comprises the banking and insurance businesses conducted in Mexico by the BBVA Bancomer financial group.

•	South America, which includes the banking and insurance businesses that BBVA carries out in the region.

•	United States, which encompasses the Group’s businesses in the United States.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including: costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; proprietary portfolios such as industrial holdings and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; and goodwill and other intangibles.

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, which are the following:

•	The treatment of Garanti: Since July 2015, we hold 39.90% of Garanti’s share capital and we have fully consolidated Garanti’s results in our consolidated financial statements. Information from January 1 through March 31, 2015 has been calculated and is presented under management criteria according to which the assets, liabilities and income statement of Garanti are included in every line item of the balance sheet and the income statement based on our 25.01% interest in Garanti during such period. For purposes of the Group financial statements the participation in Garanti was accounted under “Share of profit or loss of entities accounted for using the equity method” during such period.

•	The creation of a line in the income statement called “Profit from corporate operations” which is in place of “Profit from discontinued operations” in the Group financial statements and which includes the gains from the sale of our 6.34% participation in CNCB in the three months ended March 31, 2015.

	Three Months Ended March 31, 2016
	Banking Activity in Spain	Real estate Activity in Spain	Turkey(1)	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments	Group
		(In Millions of Euros)
Net interest income	955	26	775	43	1,290	717	478	(132)	4,152	—	4,152

Net fees and commissions	392	1	181	43	273	141	147	(16)	1,161	—	1,161
Net gains (losses) on financial assets and liabilities and net exchange differences	77	—	10	24	43	160	46	(4)	357	—	357
Other operating income and expenses (net) (2)	136	(15)	10	1	49	(33)	(3)	(27)	118	—	118

Gross income	1,560	12	977	112	1,654	985	667	(180)	5,788	—	5,788

Administration costs	(825)	(25)	(379)	(81)	(599)	(438)	(410)	(133)	(2,891)	60	(2,830)
Depreciation and amortization	(78)	(7)	(44)	(3)	(60)	(23)	(47)	(81)	(344)	—	(344)

Net margin before provisions (3)	658	(20)	554	27	1,055	524	210	(394)	2,614	—	2,614

Impairment losses on financial assets (net)	(258)	(47)	(121)	2	(383)	(131)	(95)	—	(1,033)	—	(1,033)
Provisions (net) and other gains (losses)	(58)	(81)	(9)	(2)	(19)	(18)	(40)	(17)	(243)	243	—

Operating profit/ (loss) before tax	342	(148)	424	27	652	375	75	(410)	1,338	—	1,338

Income tax	(107)	34	(88)	(10)	(163)	(131)	(26)	128	(362)	(1)	(362)

Profit from continuing operations	235	(113)	336	18	489	244	49	(282)	976	—	976

Profit from discontinued operations/ Profit from corporate operations (net) (4)	—	—	—	—	—	—	—	—	—	—	—

Profit	235	(113)	336	18	489	244	49	(282)	976	—	976

Profit attributable to non-controlling interests	(1)	—	(204)	—	—	(62)	(—)	—	(63)	—	(266)

Profit attributable to parent company	234	(113)	133	18	489	182	49	(282)	709	—	709

(1)	Based on 100% consolidation of Garanti.
(2)	Includes share of profit or loss of entities accounted for using the equity method.
(3)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(4)	For Group income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

	Three Months Ended March 31, 2015
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey(1)	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments	Group
			(In Millions of Euros)
Net interest income	966	(9)	210	43	1,339	802	434	(124)	3,663	(210)	3,453

Net fees and commissions	378	1	50	46	295	174	156	(22)	1,077	(50)	1,027
Net gains (losses) on financial assets and liabilities and net exchange differences	337	—	(15)	73	52	180	51	96	775	15	790
Other operating income and expenses (net) (2)	106	(44)	5	(1)	69	2	7	(27)	117	82	69

Gross income	1,787	(51)	250	161	1,755	1,159	648	(77)	5,632	(293)	5,469

Administration costs	(686)	(23)	(100)	(86)	(595)	(476)	(379)	(139)	(2,484)	99	(2,385)
Depreciation and amortization	(78)	(5)	(10)	(4)	(54)	(27)	(52)	(62)	(291)	9	(282)

Net margin before provisions (3)	1,023	(79)	140	71	1,106	656	217	(278)	2,857	(55)	2,802

Impairment losses on financial assets (net)	(421)	(57)	(33)	(22)	(422)	(137)	(30)	2	(1,120)	34	(1,086)
Provisions (net) and other gains (losses)	(164)	(85)	—	(4)	10	(50)	(1)	(8)	(294)	66	(228)

Operating profit/ (loss) before tax	438	(221)	107	53	695	469	185	(284)	1,442	717	2,159

Income tax	(130)	67	(21)	(19)	(169)	(145)	(54)	86	(386)	(134)	(520)

Profit from continuing operations	521	(154)	86	34	525	324	131	(198)	1,270	369	1,639

Profit from discontinued operations/ Profit from corporate operations (net) (4)	—	—	—	—	—	—	—	583	583	—	—
Profit	308	(154)	86	34	525	324	131	385	1,639	—	1,639

Profit attributable to non-controlling interests	(1)	(1)	—	—	—	(97)	—	(4)	(103)	—	103

Profit attributable to parent company	307	(154)	86	34	525	227	131	381	1,536	—	1,536

(1)	Presented under management criteria, pursuant to which Garanti’s results have been proportionally integrated based on our 25.01% interest in Garanti.
(2)	Includes share of profit or loss of entities accounted for using the equity method.
(3)	“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(4)	For Group income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

BANKING ACTIVITY IN SPAIN

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	955	966	(1.2)

Net fees and commissions	392	378	3.9
Net gains (losses) on financial assets and liabilities and net exchange differences	77	337	(77.2)
Other operating income and expenses (net)	136	106	28.1

Gross income	1,560	1,787	(12.7)

Administration costs	(825)	(686)	20.2
Depreciation and amortization	(78)	(78)	(0.9)

Net margin before provisions	658	1,023	(35.7)

Impairment losses on financial assets (net)	(258)	(421)	(38.6)
Provisions (net) and other gains (losses)	(58)	(164)	(64.8)

Operating profit/(loss) before tax	342	438	(22.0)

Income tax	(107)	(130)	(18.2)

Profit from continuing operations	235	308	(23.6)

Profit from corporate operations (net)	—	—	—

Profit	235	308	(23.6)

Profit attributable to non-controlling interests	(1)	(1)	(7.0)

Profit attributable to parent company	234	307	(23.6)

The acquisition of Catalunya Banc in the second quarter of 2015 affects the comparability of our results for the periods discussed herein. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2016 amounted to €955 million, a 1.2% decrease compared with the €966 million recorded for the three months ended March 31, 2015, mainly as a result of the slight downturn in the banking activity in Spain, where the lower yield on loans due to the low interest rate environment was not offset by lower cost of funding, which resulted in the narrowing of customer spreads.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2016 amounted to €392 million, a 3.9% increase compared with the €378 million recorded for the three months ended March 31, 2015, mainly as a result of the acquisition of Catalunya Banc.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the three months ended March 31, 2016 was a gain of €77 million, a 77.2% decrease compared with the €337 million gain recorded for the three months ended March 31, 2015, mainly as a result of the lower ALCO portfolio sales and the adverse impact of the challenging market conditions on the results of the Global Markets unit.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2016 was an income of €136 million, a 28.1% increase compared with the €106 million income recorded for the three months ended March 31, 2015, mainly as a result of higher revenues from the insurance activity.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2016 was €825 million, a 20.2% increase compared with the €686 million recorded for the three months ended March 31, 2015, mainly as a result of the acquisition of Catalunya Banc and its integration costs.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2016 was €258 million, a 38.6% decrease compared with the €421 million recorded for the three months ended March 31, 2015, mainly as a result of the continued improvement of credit quality, which more than offset the impact of the acquisition of Catalunya Banc.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the three months ended March 31, 2016 were a loss of €58 million, compared with the €164 million loss recorded for the three months ended March 31, 2015, mainly as a result of lower provisions for early retirements.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the three months ended March 31, 2016 amounted to €342 million, a 22.0% decrease compared with the €438 million recorded for the three months ended March 31, 2015.

Income tax

Income tax of this operating segment for the three months ended March 31, 2016 amounted to €107 million, an 18.2% decrease compared with the €130 million expense recorded for the three months ended March 31, 2015 mainly as a result of the lower operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2016 amounted to €234 million, a 23.6% decrease compared with the €307 million recorded for the three months ended March 31, 2015.

REAL ESTATE ACTIVITY IN SPAIN

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	26	(9)	n.m. (1)

Net fees and commissions	1	1	—
Net gains (losses) on financial assets and liabilities and net exchange differences	—	—	—
Other operating income and expenses (net)	(15)	(44)	(65.3)

Gross income	12	(51)	n.m. (1)

Administration costs	(25)	(23)	9.6
Depreciation and amortization	(7)	(5)	27.1

Net margin before provisions	(20)	(79)	(74.6)

Impairment losses on financial assets (net)	(47)	(57)	(18.5)
Provisions (net) and other gains (losses)	(81)	(85)	(4.3)

Operating profit/(loss) before tax	(148)	(221)	(33.0)

Income tax	34	67	(48.6)

Profit from continuing operations	(113)	(154)	(26.3)

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	(113)	(154)	(26.3)

Profit attributable to non-controlling interests	—	(1)	n.m. (1)

Profit attributable to parent company	(113)	(154)	(26.5)

(1)	Not meaningful

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2016 amounted to €26 million, compared with the €9 million loss recorded for the three months ended March 31, 2015.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2016 and 2015 amounted to €1 million.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2016 was a loss of €15 million, compared with the €44 million loss recorded for the three months ended March 31, 2015, mainly due to an increase of the net sales of real estate assets.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2016 was an expense of €25 million, a 9.6% increase compared with the €23 million recorded for the three months ended March 31, 2015.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2016 was €47 million, an 18.5% decrease compared with the €57 million recorded for the three months ended March 31, 2015, mainly as a result of higher recovery of written-off assets as well as lower losses from real estate asset collateral.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the three months ended March 31, 2016 were a loss of €81 million, compared with the €85 million loss recorded for the three months ended March 31, 2015.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the three months ended March 31, 2016 was a loss of €148 million, a 33.0% decrease compared with the €221 million loss recorded for the three months ended March 31, 2015.

Income tax

Income tax of this operating segment for the three months ended March 31, 2016 amounted to a benefit of €34 million, compared with the €67 million benefit recorded for the three months ended March 31, 2015 as a result mainly of the lower operating loss before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2016 was a loss of €113 million, compared with the €154 million loss recorded for the three months ended March 31, 2015.

TURKEY

Since July 2015, we hold 39.90% of Garanti’s share capital and we have fully consolidated Garanti’s results in our consolidated financial statements. Information from January 1 through March 31, 2015 has been calculated and is presented under management criteria according to which the assets, liabilities and income statement of Garanti are included in every line item of the balance sheet and the income statement based on our 25.01% interest in Garanti during such period.

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	775	210	268.6

Net fees and commissions	181	50	264.8
Net gains (losses) on financial assets and liabilities and net exchange differences	10	(15)	n.m.	(1)
Other operating income and expenses (net)	10	5	114.6

Gross income	977	250	290.6

Administration costs	(379)	(100)	277.4

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Depreciation and amortization	(44)	(10)	n.m.	(1)
Net margin before provisions	554	140	295.4

Impairment losses on financial assets (net)	(121)	(33)	266.8
Provisions (net) and other gains (losses)	(9)	—	n.m.	(1)

Operating profit/(loss) before tax	424	107	297.8

Income tax	(88)	(21)	n.m.	(1)

Profit from continuing operations	336	86	292.4

Profit from corporate operations (net)	—	—	n.m.	(1)

Profit	336	86	292.4

Profit attributable to non-controlling interests	(203)	—	n.m.	(1)

Profit attributable to parent company	133	86	55.1

(1)	Not meaningful.

As indicated above, during the three months ended March 31, 2016, Garanti was fully consolidated by us following the acquisition of an additional 14.89% stake in Garanti in July 2015. Such consolidation affects the comparability of our results for the periods discussed herein for all the accounting lines items of the income statement. Additionally the Turkish lira depreciated 14.6% against the euro in average terms during the three months ended March 31, 2016 (compared to the three months ended March 31, 2015), resulting in a negative exchange rate effect on our income statement. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition —Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2016 amounted to €775 million, a 268.6% increase compared with the €210 million recorded for the three months ended March 31, 2015, mainly as a result of the change in the consolidation method of Garanti, which more than offset the adverse impact of exchange rates. The increased cost of deposits in the three months ended March 31, 2016 was offset by increased activity and the repricing of new loan production.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2016 amounted to €181 million, a 264.8% increase compared with the €50 million recorded for the three months ended March 31, 2015, mainly as a result of the change in the consolidation method of Garanti, which more than offset the negative effect of the temporary suspension of account maintenance and administration fees (which was ordered by the Turkish Council of State in early 2016) and the depreciation of the Turkish lira. In particular, there was an increase in fees for payment and collection services and from activities such as insurance, remittances and brokerage.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the three months ended March 31, 2016 was a gain of €10 million, compared with the €15 million loss recorded for the three months ended March 31, 2015.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2016 was an income of €10 million, a 114.6% increase compared with the €5 million income recorded for the three months ended March 31, 2015. This increase was mainly attributable to the change in the consolidation method of Garanti, which more than offset the impact of the depreciation of the Turkish lira on cost headings denominated in foreign currency, the high inflation rate and the investments made in the upgrading, modernization and digitalization of traditional channels.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2016 was an expense of €379 million, a 277.4% increase compared with the €100 million recorded for the three months ended March 31, 2015, mainly as a result of the change in the consolidation method of Garanti and, to a lesser extent, inflation. This increase was partially offset by the depreciation of the Turkish lira.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2016 was €121 million, a 266.8% increase compared with the €33 million recorded for the three months ended March 31, 2015, mainly as a result of the change in the consolidation method of Garanti, which was partially offset by the depreciation of the Turkish lira.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/ (loss) before tax of this operating segment for the three months ended March 31, 2016 amounted to €424 million, a 297.8% increase compared with the €107 million recorded for the three months ended March 31, 2015.

Income tax

Income tax of this operating segment for the three months ended March 31, 2016 was an expense of €88 million, compared with the €21 million recorded for the three months ended March 31, 2015, mainly as a result of the above mentioned change in the consolidation method of Garanti and the resulting increase in operating profit before tax.

Profit attributable to parent company

Profit attributable to parent company of this operating segment for the three months ended March 31, 2016 amounted to €133 million, a 55.1% increase compared with the €86 million recorded for the three months ended March 31, 2015. A significant portion of our operating profit for this operating segment is attributable to our 100% consolidation of Garanti, but as we hold only 39.90% of this entity, the majority of its operating profit is allocable to its other shareholders and is recorded under “profit attributable to non-controlling interests”.

REST OF EURASIA

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	43	43	(0.2)

Net fees and commissions	43	46	(6.1)
Net gains (losses) on financial assets and liabilities and net exchange differences	24	73	(66.9)
Other operating income and expenses (net)	1	(1)	n.m. (1)

Gross income	112	161	(30.5)

Administration costs	(81)	(86)	(5.8)
Depreciation and amortization	(3)	(4)	(14.5)

Net margin before provisions	27	71	(61.6)

Impairment losses on financial assets (net)	2	(22)	n.m. (1)
Provisions (net) and other gains (losses)	(2)	4	n.m. (1)

Operating profit/(loss) before tax	27	53	(48.0)

Income tax	(10)	(19)	(47.9)

Profit from continuing operations	18	34	(48.1)

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	18	34	(48.1)

Profit attributable to non-controlling interests	—	—	n.m. (1)

Profit attributable to parent company	18	34	(48.1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2016 amounted to €43 million, a 0.2% decrease compared with the €43 million recorded for the three months ended March 31, 2015, mainly as a result of the impact of the current global macro environment of very low interest rates which has led to a narrowing of spreads that has not been offset by the increased activity.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2016 amounted to €43 million, a 6.1% decrease compared with the €46 million recorded for the three months ended March 31, 2015.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the three months ended March 31, 2016 was a gain of €24 million, a 66.9% decrease compared with the €73 million gain recorded for the three months ended March 31, 2015, mainly as a result of the lower contribution from trading income.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2016 was income of €1 million compared with the €1 million loss recorded for the three months ended March 31, 2015.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2016 was a loss of €81 million, a 5.8% decrease compared with the €86 million recorded for the three months ended March 31, 2015.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2016 amounted to a gain of €2 million, compared with the €22 million losses recorded for the three months ended March 31, 2015. In the three months ended March 31, 2015 there were higher impairment losses in Portugal related to mortgage loans.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the three months ended March 31, 2016 amounted to €27 million, a 48.0% decrease compared with the €53 million recorded for the three months ended March 31, 2015.

Income tax

Income tax of this operating segment for the three months ended March 31, 2016 was an expense of €10 million, a 47.9% decrease compared with the €19 million recorded for the three months ended March 31, 2015, mainly as a result of the decrease in operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2016 amounted to €18 million, a 48.1% decrease compared with the €34 million recorded for the three months ended March 31, 2015.

MEXICO

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	1,290	1,339	(3.7)

Net fees and commissions	273	295	(7.6)
Net gains (losses) on financial assets and liabilities and net exchange differences	43	52	(17.1)
Other operating income and expenses (net)	49	69	(29.3)

Gross income	1,654	1,755	(5.8)

Administration costs	(539)	(595)	(9.3)
Depreciation and amortization	(60)	(54)	10.8

Net margin before provisions	1,055	1,106	(4.6)

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Impairment losses on financial assets (net)	(383)	(422)	(9.1)
Provisions (net) and other gains (losses)	(19)	10	n.m. (1)

Operating profit/(loss) before tax	652	695	(6.2)

Income tax	(163)	(169)	(4.0)

Profit from continuing operations	489	525	(6.9)

Profit from corporate operations (net)	—	—	—

Profit	489	525	(6.9)

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	489	525	(6.9)

(1)	Not meaningful.

In the three months ended March 31, 2016 the Mexican peso depreciated 15.4% against the euro in average terms (compared to the three months ended March 31, 2015), resulting in a negative exchange rate effect on our income statement, See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition — Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2016 amounted to €1,290 million, a 3.7% decrease compared with the €1,339 million recorded for the three months ended March 31, 2015, mainly due to the impact of the depreciation of the Mexican peso, which more than offset the growth in activity, particularly loans and advances to customers, and maintenance of spreads.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2016 amounted to €273 million, a 7.6% decrease compared with the €295 million recorded for the three months ended March 31, 2015, mainly as a result of the depreciation of the Mexican peso, which more than offset the increase in fees from credit cards (mainly from cash advances), as well corporate and investment banking and cash management fees.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the three months ended March 31, 2016 was a gain of €43 million, a 17.1% decrease compared with the €52 million gain recorded for the three months ended March 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso and the lower contribution from trading income.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2016 was an income of €49 million, a 29.3% decrease compared with the €69 million income recorded for the three months ended March 31, 2015. This decrease was mainly attributable to the increased contribution to the local Deposit Guarantee Fund (FGD) as a result of the increased volume of deposits and the depreciation of the Mexican peso, which more than offset the increased income from the insurance business.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2016 was €539 million, a 9.3% decrease compared with the €595 million recorded for the three months ended March 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso, which more than offset anincrease in general expenses and taxes.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2016 was €383 million, a 9.1% decrease compared with the €422 million recorded for the three months ended March 31, 2015, mainly as a result of the impact of the depreciation of the Mexican peso, which more than offset the increase in impairment losses on financial assets in local currency as result of the growth in lending.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the three months ended March 31, 2016 amounted to €652 million, a 6.2% decrease compared with the €695 million recorded for the three months ended March 31, 2015.

Income tax

Income tax of this operating segment for the three months ended March 31, 2016 was an expense of €163 million, a 4% decrease compared with the €169 million recorded for the three months ended March 31, 2015, mainly as a result of the decrease in the operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2016 amounted to €489 million, a 6.9% decrease compared with the €525 million recorded for the three months ended March 31, 2015.

SOUTH AMERICA

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	717	802	(10.6)

Net fees and commissions	141	174	(19.2)
Net gains (losses) on financial assets and liabilities and net exchange differences	160	180	(10.9)
Other operating income and expenses (net)	(33)	2	n.m. (1)

Gross income	985	1,159	(15.0)

Administration costs	(438)	(476)	(8.0)
Depreciation and amortization	(23)	(27)	(12.8)

Net margin before provisions	524	656	(20.1)

Impairment losses on financial assets (net)	(131)	(137)	(4.4)

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Provisions (net) and other gains (losses)	(18)	(50)	(63.5)

Operating profit/(loss) before tax	375	469	(19.9)

Income tax	(131)	(145)	(9.3)

Profit from continuing operations	244	324	(24.7)

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	244	324	(24.7)

Profit attributable to non-controlling interests	(62)	(97)	(36.1)

Profit attributable to parent company	182	227	(19.8)

(1)	Not meaningful.

The average exchange rates against the euro of the currencies of the countries in which we operate in South America, decreased in the three months ended March 31, 2016, compared to the three months ended March 31, 2015, resulting in a negative impact on the results of operations of the South America operating segment expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition — Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2016 amounted to €717 million, a 10.6% decrease compared with the €802 million recorded for the three months ended March 31, 2015, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and Argentine peso which more than offset the impact of the increased lending activity and growing customer spreads.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2016 amounted to €141 million, a 19.2% decrease compared with the €174 million recorded for the three months ended March 31, 2015, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and Argentine peso, which more than offset the increase in fees in bills receivables and checks, particularly in Argentina.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the three months ended March 31, 2016 was a gain of €160 million, a 10.9% decrease compared with the €180 million gain recorded for the three months ended March 31, 2015, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and Argentine peso which more than offset the increased gains on financial assets and liabilities in Argentina (which experienced a volatile but more favorable market environment following the removal of the certain exchange rate restrictions) and Colombia (where we completed disposals of equity holdings).

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2016 was an expense of €33 million, compared with the €2 million income recorded for the three months ended March 31, 2015, mainly as a result of increased operating expenses resulting from the high rate of inflation in some countries in the region, the adverse impact of cost units denominated in U.S. dollars and certain investments in the region, which more than offset the impact of the depreciation of the Venezuelan bolivar, the Argentine peso and other currencies in the region.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2016 was €438 million, an 8% decrease compared with the €476 million recorded for the three months ended March 31, 2015, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and Argentine peso, which more than offset the impact of inflation in certain countries in the region.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2016 was €131 million, a 4.4% decrease compared with the €137 million recorded for the three months ended March 31, 2015, mainly as a result of the impact of the depreciation of the Venezuelan bolivar, Argentine peso and other currencies in the region, which more than offset the increase in impairment losses as result of the growth in lending in certain countries in the region, including Colombia and Peru.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the three months ended March 31, 2016 were a loss of €18 million, compared with the €50 million loss recorded for the three months ended March 31, 2015, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and Argentine peso.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the three months ended March 31, 2016 amounted to €375 million, a 19.9% decrease compared with the €469 million recorded for the three months ended March 31, 2015.

Income tax

Income tax of this operating segment for the three months ended March 31, 2016 was an expense of €131 million, a 9.3% decrease compared with the €145 million recorded for the three months ended March 31, 2015, mainly as a result of lower operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2016 amounted to €182 million, a 19.8% decrease compared with the €227 million recorded for the three months ended March 31, 2015

UNITED STATES

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	478	434	10.0

Net fees and commissions	147	156	(6.0)
Net gains (losses) on financial assets and liabilities and net exchange differences	46	51	(8.7)
Other operating income and expenses (net)	(3)	7	n.m. (1)

Gross income	667	648	3.0

Administration costs	(410)	(379)	8.3
Depreciation and amortization	(47)	(52)	(8.7)

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net margin before provisions	210	217	(3.5)

Impairment losses on financial assets (net)	(95)	(30)	219.3
Provisions (net) and other gains (losses)	(40)	(1)	n.m. (1)

Operating profit/(loss) before tax	75	185	(59.5)

Income tax	(26)	(54)	(52.2)

Profit from continuing operations	49	131	(62.5)

Profit from corporate operations (net)	—	—	—

Profit	49	131	(62.5)

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	49	131	(62.5)

(1)	Not meaningful.

In the three months ended March 31, 2016 the U.S. dollar appreciated 2.2% against the Euro in average terms, compared to the three months ended March 31, 2015, resulting in a positive exchange rate effect on our income statement. See “— Factors Affecting the Comparability of our Results of Operations and Financial Condition —Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2016 amounted to €478 million, a 10.0% increase compared with the €434 million recorded for the three months ended March 31, 2015, as a result mainly of an increase in total interest earning assets driven by higher balances in loans and trading account securities and the appreciation of the U.S. dollar.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2016 amounted to €147 million, a 6.0% decrease compared with the €156 million recorded for the three months ended March 31, 2015, mainly as a result of the decrease in commissions from trading operation.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the three months ended March 31, 2016 was a gain of €46 million, a 8.7% decrease compared with the €51 million gain recorded for the three months ended March 31, 2015, mainly as a result of the lower capital gains from the sale of ALCO portfolios which more than offset the positive performance of the Global Markets unit.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2016 was a loss of €3 million, compared with the €7 million gain recorded for the three months ended March 31, 2015, mainly as a result of the increase in operating expenses attributable to the increase in headcount as a result of certain acquisitions and to certain investments in the region.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2016 was €410 million, an 8.3% increase compared with the €379 million recorded for the three months ended March 31, 2015, mainly as a result of the increase in headcount as a result of certain acquisitions.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2016 was €95 million, a 219.3% increase compared with the €30 million recorded for the three months ended March 31, 2015, mainly as a result of the increased business activity and the downgrading of certain companies operating in the energy (exploration & production) and metal & mining (basic materials) sectors, which were adversely affected by low oil prices.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the three months ended March 31, 2016 amounted to €75 million, a 59.5% decrease compared with the €185 million recorded for the three months ended March 31, 2015.

Income tax

Income tax of this operating segment for the three months ended March 31, 2016 was an expense of €26 million, a 52.2% decrease compared with the €54 million recorded for the three months ended March 31, 2015, mainly as a result of the decrease in the operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2016 amounted to €49 million, a 62.5% decrease compared with the €131 million recorded for the three months ended March 31, 2015.

CORPORATE CENTER

	Three Months Ended March 31,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	(132)	(124)	6.9

Net fees and commissions	(16)	(22)	(28.0)
Net gains (losses) on financial assets and liabilities and net exchange differences	(4)	96	n.m. (1)
Other operating income and expenses (net)	(27)	(27)	0.5

Gross income	(180)	(77)	133.6

Administration costs	(133)	(139)	(4.6)
Depreciation and amortization	(81)	(62)	31.9

Net margin before provisions	(394)	(278)	41.7

Impairment losses on financial assets (net)	—	2	(79.1)
Provisions (net) and other gains (losses)	(17)	(8)	110.8

Operating profit/(loss) before tax	(410)	(284)	44.6

Income tax	128	86	48.9

Profit from continuing operations	(282)	(198)	42.7

Profit from corporate operations (net)	—	583	(100.0)

Profit	(282)	385	n.m. (1)

Profit attributable to non-controlling interests	—	(4)	(98.9)

Profit attributable to parent company	(282)	381	n.m. (1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2016 was an expense of €132 million, compared with the €124 million expense recorded for the three months ended March 31, 2015.

Net fees and commissions

Net fees and commissions of this operating segment for the three months ended March 31, 2016 was a loss of €16 million, compared with the €22 million loss recorded for the three months ended March 31, 2015.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the three months ended March 31, 2016 was a loss of €4 million, compared with the €96 million gain recorded for the three months ended March 31, 2015, when there were capital gains from sales of holdings in industrial and financial companies.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2016 and 2015 was an expense of €27 million

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2016 was €133 million, a 4.6% decrease compared with the €139 million recorded for the three months ended March 31, 2015.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2016 was nil compared with the €2 million gain recorded for the three months ended March 31, 2015.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the three months ended March 31, 2016 were a loss of €17 million, compared with the €8 million loss recorded for the three months ended March 31, 2015, mainly as a result of higher provisions for early retirements.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit/(loss) before tax of this operating segment for the three months ended March 31, 2016 was a loss of €410 million, compared with the €284 million loss recorded for the three months ended March 31, 2015.

Income tax

Income tax of this operating segment for the three months ended March 31, 2016 amounted to a benefit of €128 million, compared with the €86 million benefit recorded for the three months ended March31, 2015. We recorded income tax benefit in both periods in this operating segment as a result of its operating loss before tax during such periods.

Profit from corporate operations (net)

Profit from corporate operations (net) of this operating segment for the three months ended March 31, 2016 was nil compared with the €583 million recorded for the three months ended March 31, 2015, mainly as a result of the capital gains from the sale of the 5.6% stake in CNCB.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2016 was a loss of €282 million, compared with the €381 million profit recorded for the three months ended March 31, 2015.

E. Recent Developments

The Annual General Meeting of BBVA Shareholders held on March 11, 2016 approved a capital increase to be charged to voluntary reserves (the “Capital Increase”) in connection with the implementation of BBVA’s “Dividend Option”, shareholder remuneration program, which allows BBVA shareholders to elect to receive their remuneration in newly issued BBVA shares or, at their election, in cash.

In addition, BBVA’s Board of Directors, in its meeting held on June 22, 2016, approved the distribution of a cash interim dividend of a gross amount of €0.08 per share (€0.0648 per share after tax deductions) on account of the 2016 dividend. The dividend was paid on July 11, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GÓMEZ BARREDO
Name:	RICARDO GÓMEZ BARREDO
Title:	Global Head of Group Accounting & Information Management

Date: July 28, 2016